Exhibit A

Draft of the restatement footnote for May 31, 2011 Form 10-K:

Company’s management, in connection with their auditors, determined that FASB Accounting Standards Codification Topic 815-40-15-5, "Derivatives and Hedging - Contracts in Entity's Own Equity" ("ASC 815-40"), should have been applied by the Company in the assessment of the warrants issued to Seaside 88 LP and Sutter Securities Incorporated in July 2010, which would have resulted in the Company classifying and recognizing certain warrants previously issued by the Company as a liability rather than as stockholders' equity.

Company management initially became aware of the possible applicability of ASC 815-40 as a result of an SEC comment letter related to the SEC's review of the Company's 10-K filing for the fiscal year ended May 31, 2010 and review of the Company’s 10-Q filings for the fiscal quarters ended August 31, 2010, November 30, 2010 and February 28, 2011.  ASC 815-40 applies to warrants that contain anti-dilution provisions that adjust the exercise price of the warrants in the event additional shares of common stock or securities convertible into common stock are issued by the Company at a price less than the then applicable exercise price of the warrants. In the case of any such warrants, ASC 815-40 provides that such warrants are to be treated as a liability (rather than stockholders' equity) at fair value, with the calculated increase or decrease in fair value being recognized in the Statement of Operations. Company management prepared a full assessment of the Company's warrants and concluded that previously issued warrants to purchase 975,000 shares of the Company's common stock were within the scope of ASC 815-40 due to the anti-dilution provisions contained in the warrants. Accordingly, the Company has concluded that ASC 815-40 should have been applied and the warrants should have been classified as a liability measured at fair value with changes in fair value recognized in the Statement of Operations.

The estimated impact of the proper application of ASC 815-40 on a pre-tax basis as of and for the year ended May 31, 2011 is to increase current liabilities by approximately $900,000, to decrease stockholders' equity by approximately $900,000 million and to net loss by approximately $115,000.

In addition, the Company’s management, in connection with their auditors, determined that FASB Accounting Standards Codification Topic 470-20, "Debt With Conversion and Other Options” ("ASC 470-20"), should have been applied by the Company in the assessment of its contingent beneficial conversion feature which would result in the Company not recognizing the deferred financing expense into earnings until the contingency is resolved.

The estimated impact of the proper application of ASC 470-20 on net loss as of and for the year ended May 31, 2011 is to increase current assets, increase stockholders’ equity and decrease net loss by approximately $70,000.

Combined Impact of ASC 815-40 and ASC 470-20 Adjustments:

Restatements by the Company will reflect certain adjustments to non-cash items in the Company's financial statements as a result of the correct application of ASC 815-40 regarding accounting for warrants and the correct application of ASC 470-20 regarding accounting for contingent beneficial conversion feature on the convertible debt. The preliminary estimates of the combined impact of the errors on the Statement of Operations are as follows:

	Previously Reported	Adjustment	As Restated
For the fiscal quarter ended August 31, 2010:
-Debt Financing Fees	$51,617	$17,298	$68,915
-Current Liability	$386,348	$778,943	$1,165,291
-Additional Paid in Capital	$1,449,023	$(897,292)	$551,731
-Net Loss: 3 months	$(549,498)	$135,647	$(413,851)
-Loss Before Income Taxes	$51,617	$17,298	$68,915

For the fiscal quarter ended November 30, 2010:
-Debt Financing Fees	$34,444	$34,471	$68,915
-Current Liability	$504,258	$499,838	$1,004,096
-Additional Paid in Capital	$1,449,023	$(897,292)	$551,731
-Net Loss: 3 months	$(232,032)	$279,104	$47,072
-Net Loss: 6 months	$(781,530)	$431,925	$(349,605)

For the fiscal quarter ended February 28, 2011:
-Debt Financing Fees	$17,471	$51,444	$68,915
-Total Current Liability	$643,055	$773,648	$1,416,703
-Additional Paid in Capital	$1,448,923	$(897,292)	$551,631
-Net Loss: 3 months	$(249,922)	$(300,162)	$(550,084)
-Net Loss: 9 months	$(1,031,452)	$175,088	$(856,364)